Filed by Global Partner Acquisition Corp II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Global Partner Acquisition Corp II

Commission File No. 001-39875

Stardust Power Announces Further Key Management Appointments

Chief Commercial Officer and Director of Accounting to strengthen management team

GREENWICH, Conn., – May 29, 2024 (GLOBE NEWSWIRE) – Stardust Power Inc. (“Stardust Power” or the “Company”), a development stage American manufacturer of battery-grade lithium products, today announced the appointment of Adam Johnson as Acting Chief Commercial Officer. In his new role, Mr. Johnson will oversee business and corporate development with a focus on offtake. Additionally, Amit Taleja will join Stardust Power as Director of Accounting, where he will lead the company’s financial reporting, budgeting, and financial planning. These key appointments bolster Stardust Power’s highly seasoned management team.

“We are confident that Adam’s strategic vision and expertise in commercialization will be instrumental in Stardust Power’s continued growth,” stated Roshan Pujari, Founder and CEO of Stardust Power. “Adam’s proven track record of commercializing large-scale mining projects cohesively aligns with our goals for market leadership in battery-grade lithium production.”

Mr. Johnson brings a wealth of experience and knowledge to Stardust Power, with an extensive history in operating, scaling, and advising high-growth companies in both the technology and metals sectors. He most recently served as Operating Partner at Ara Partners, where he was responsible for developing the firm’s rare earth investment strategy. Prior to Ara Partners, he served as Senior Vice President, Corporate Development and Strategy for MP Materials Corp, leading commercial negotiations, business development, and ESG disclosures for the NYSE-listed company. Mr. Johnson was essential in securing a long-term definitive supply agreement with GM.

Additionally, Stardust Power welcomes Amit Taleja as Director of Accounting. “We are pleased to welcome Amit to the Stardust Power team. His extensive background in accounting and financial reporting will be integral to streamlining the growth of our operations,” said Uday Devasper, CFO of Stardust Power. “Amit is a talented Accounting Director, who has worked across multiple industries, leading world-class accounting teams for several multi-billion dollar publicly traded companies. He brings a unique ability to guide cross-functional teams to implement strategic enhancements and internal controls that foster operational efficiency.”

Mr. Taleja brings over two decades of experience in finance leadership roles, specializing in process improvement and technology implementation. Mr. Taleja most recently served as Senior Director, Accounting Operations with Upwork Inc., building and growing their accounting team. Prior to Upwork, Mr. Taleja served as Director, Corporate Accounting & External Reporting for Core-Mark International Inc., where he drove transformative financial reporting, digital automation, and companywide enterprise resource planning (“ERP”) integration.

Adam Johnson and Amit Taleja

About Stardust Power:

Stardust Power is a development stage manufacturer and refiner of battery-grade lithium products designed to supply the electric vehicle industry and help secure America’s leadership in the energy transition. Stardust Power is developing a strategically central lithium refinery in Muskogee, Oklahoma with the anticipated capacity of producing up to 50,000 tonnes per annum of battery-grade lithium. Committed to sustainability at each point in the process, the Company expects to enjoy a diversified supply of lithium from American brine sources. Stardust Power is expected to become a publicly traded company on Nasdaq under the ticker symbol “SDST” via a planned business combination with Global Partner Acquisition Corp II (“GPAC II”) (NASDAQ: GPAC), a special purpose acquisition company.

For more information, visit www.stardust-power.com

Stardust Power Contacts:

For Investors:

William Tates
william@stardust-power.com

For Media:

Michael Thompson

media@stardust-power.com

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, GPAC II’s and Stardust Power’s ability to consummate the transaction, the benefits of the transaction, GPAC II’s and Stardust Power’s future financial performance following the transaction, as well as GPAC II’s and Stardust Power’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on GPAC II’s and Stardust Power’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. GPAC II and Stardust Power caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of GPAC II and Stardust Power. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAC II’s securities; (ii) the risk that the proposed business combination may not be completed by GPAC II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GPAC II; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GPAC II’s shareholders and Stardust Power’s stockholders, the satisfaction of the minimum trust account amount following redemptions by GPAC II’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Stardust Power’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Stardust Power and potential difficulties in Stardust Power’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against GPAC II or Stardust Power related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (viii) the ability to maintain the listing of GPAC II’s securities on the Nasdaq; (ix) the price of GPAC II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Stardust Power plans to operate, variations in performance across competitors, changes in laws and regulations affecting Stardust Power’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the global COVID-19 pandemic; (xii) risks that GPAC II and/or Stardust Power will be unable to raise additional funds through a private placement or equity or debt raise by prior to or in connection with Closing; (xiii) risks that the anticipated growth of the Lithium industry may not be achieved; and (xiv) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GPAC II’s prospectus relating to its initial public offering (File No. 333-351558) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 and other documents filed, or to be filed with the SEC by GPAC II, including GPAC II’s periodic filings with the SEC, including GPAC II’s Annual Report on Form 10-K filed with the SEC on March 19, 2024, Annual Report on Form 10-K/A filed with the SEC on April 22, 2024 and any other Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. GPAC II’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither GPAC II nor Stardust Power presently know or that GPAC II or Stardust Power currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in GPAC II’s proxy statement contained in the registration statement on Form S-4 (File No. 333-276510) filed with the SEC on January 12, 2024 (the “Registration Statement”, as amended or supplemented), including those under “Risk Factors” therein, and other documents filed by GPAC II from time to time with the SEC. The Registration Statement is now effective, having been declared effective by the SEC on May 10, 2024. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GPAC II and Stardust Power assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GPAC II nor Stardust Power gives any assurance that either GPAC II or Stardust Power will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, GPAC II has filed a definitive proxy statement and a form of proxy card with the SEC in connection with the solicitation of proxies for the extraordinary general meeting of the GPAC II shareholders (the “Definitive Proxy Statement”). Shareholders of GPAC II are able to obtain free copies of the Definitive Proxy Statement and all other relevant documents containing important information about GPAC II and Stardust Power filed or that will be filed with the SEC by GPAC II through the website maintained by the SEC at http://www.sec.gov or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC or by contacting Morrow Sodali LLC, GPAC II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in the Solicitation

GPAC II, Stardust Power and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GPAC II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers of GPAC II and a description of their interests in GPAC II is set forth in GPAC II’s filings with the SEC (including GPAC II’s prospectus relating to its initial public offering (File No. 333-251558) declared effective by the SEC on January 11, 2021, GPAC II’s Annual Report on Form 10-K filed with the SEC on March 19, 2024, Annual Report on Form 10-K/A filed with the SEC on April 22, 2024 and subsequent filings on Form 10-Q and Form 4). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC. Additional information regarding the names and interests of such participants are contained in the Registration Statement for the proposed business combination.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and is not intended to and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPAC II, Stardust Power or the combined company or a solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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